SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-04851
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

EXHIBIT INDEX APPEARS ON PAGE 15

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2012 and 2011

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

Page 3	Report of Independent Registered Public Accounting Firm
Page 4	Statements of net assets available for benefits
Page 5	Statement of changes in net assets available for benefits
Pages 6-12	Notes to financial statements
Page 14	Signature of the V.P. - Employee Benefits
Page 15	Exhibit index

The following supplemental schedule of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2012 are included herewith:

Page 13	Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 13, 2013

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2012					December 31, 2011
	Allocated					Allocated
	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total

NET ASSETS AVAILABLE FOR BENEFITS

Investments, at fair value:
The Sherwin-Williams Company common stock	$2,248,291,264				$2,248,291,264	$1,473,752,449				$1,473,752,449
The Sherwin-Williams Company preferred stock				$210,773,150	210,773,150				$326,214,356	326,214,356
Mutual funds		$485,743,122			485,743,122		$364,253,313			364,253,313
Common/collective trust funds		324,249,132			324,249,132		236,566,894			236,566,894
Money market funds		42,806,007			42,806,007		27,400,708			27,400,708
Interest-bearing cash	18,198,453				18,198,453	13,897,390				13,897,390
Total	2,266,489,717	852,798,261		210,773,150	3,330,061,128	1,487,649,839	628,220,915		326,214,356	2,442,085,110
Notes receivable from participants			$58,417,090		58,417,090			$52,476,783		52,476,783
Pending receivables	24,608				24,608	2,936,779				2,936,779
Total Assets	2,266,514,325	852,798,261	58,417,090	210,773,150	3,388,502,826	1,490,586,618	628,220,915	52,476,783	326,214,356	2,497,498,672
Note payable to The Sherwin-Williams Company				(101,086,244)	(101,086,244)				(160,272,762)	(160,272,762)
Benefit claims payable	(4,481,865)				(4,481,865)	(566,689)				(566,689)
Total Liabilities	(4,481,865)			(101,086,244)	(105,568,109)	(566,689)			(160,272,762)	(160,839,451)
Net assets available for benefits	$2,262,032,460	$852,798,261	$58,417,090	$109,686,906	$3,282,934,717	$1,490,019,929	$628,220,915	$52,476,783	$165,941,594	$2,336,659,221

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year Ended December 31, 2012
	Allocated
	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total
Increases in net assets available for benefits:
Interest and dividend income on Diversified investments:
Mutual funds		$13,208,826			$13,208,826
Common/collective trust funds		374,094			374,094
Money market funds		51,984			51,984
Interest on Notes receivable from participants			$2,363,543		2,363,543
Dividends on The Sherwin-Williams Company common stock	$20,704,914				20,704,914
Dividends on The Sherwin-Williams Company preferred stock				$5,580,772	5,580,772
Contributions from participants	30,970,706	59,375,361			90,346,067
Contributions from The Sherwin-Williams Company				62,422,381	62,422,381
Transfers due to plan mergers		3,095,360	3,349		3,098,709
Transfers from unallocated to participants	52,760,704	9,661,677		(62,422,381)
Forgiveness of unpaid interest on note payable				1,644,113	1,644,113
	104,436,324	85,767,302	2,366,892	7,224,885	199,795,403

Decreases in net assets available for benefits:
Benefits paid directly to participants	206,858,859	76,080,642	3,554,887		286,494,388
Redemptions of The Sherwin-Williams Company preferred stock and the forgiveness of debt, net				61,280,348	61,280,348
Interest expense on note payable				7,224,885	7,224,885
Fees	320,051	245,193			565,244
	207,178,910	76,325,835	3,554,887	68,505,233	355,564,865
Net realized and unrealized appreciation in fair value of:
The Sherwin-Williams Company common stock	1,030,705,263				1,030,705,263
The Sherwin-Williams Company preferred stock				5,025,660	5,025,660
Diversified investments:
Mutual funds		35,649,174			35,649,174
Common/collective trust funds		30,664,861			30,664,861
Participant directed transfers, net	(155,950,146)	148,821,844	7,128,302

Net increase (decrease)	772,012,531	224,577,346	5,940,307	(56,254,688)	946,275,496

Net assets available for benefits:
Beginning of year	1,490,019,929	628,220,915	52,476,783	165,941,594	2,336,659,221

End of year	$2,262,032,460	$852,798,261	$58,417,090	$109,686,906	$3,282,934,717

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2012 and 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company or Plan Sponsor), purchased by Fidelity Management Trust Company (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Investments):

Fidelity Contrafund® - Class K	Pyramis Active Lifecycle 2040 Commingled Pool Fund
Fidelity Institutional Short-Intermediate Government Fund	Pyramis Active Lifecycle 2045 Commingled Pool Fund
Fidelity Low-Priced Stock Fund - Class K	Pyramis Active Lifecycle 2050 Commingled Pool Fund
Fidelity Managed Income Portfolio II	Pyramis Active Lifecycle 2055 Commingled Pool Fund
Fidelity Mid-Cap Stock Fund - Class K	RidgeWorth Large Cap Value Equity Fund
Fidelity Puritan® Fund - Class K	Strategic Allocation TOPS™ Aggressive Growth Portfolio
Fidelity Retirement Government Money Market Portfolio	Strategic Allocation TOPS™ Balanced Portfolio
Lord Abbett Small-Cap Value Fund Y	Strategic Allocation TOPS™ Capital Preservation Portfolio
Mutual Shares - Class Z	Strategic Allocation TOPS™ Growth Portfolio
Pimco All Asset Fund (Institutional Class)	Strategic Allocation TOPS™ Income and Growth Portfolio
Pimco Low Duration Fund (Institutional Class)	Strategic Allocation TOPS™ Moderate Growth Portfolio
Pyramis Active Lifecycle 2000 Commingled Pool Fund	Vanguard FTSE AW Index Fund Institutional Shares
Pyramis Active Lifecycle 2005 Commingled Pool Fund	Vanguard Inflation-Protected Securities Fund Institutional Shares
Pyramis Active Lifecycle 2010 Commingled Pool Fund	Vanguard Institutional Index Fund - Institutional Shares
Pyramis Active Lifecycle 2015 Commingled Pool Fund	Vanguard Total Bond Market Index Fund Institutional Shares
Pyramis Active Lifecycle 2020 Commingled Pool Fund	Vanguard Wellesley Income Fund - Admiral Shares
Pyramis Active Lifecycle 2025 Commingled Pool Fund	Vanguard Wellington Fund - Admiral Shares
Pyramis Active Lifecycle 2030 Commingled Pool Fund	Victory Institutional Diversified Stock Fund
Pyramis Active Lifecycle 2035 Commingled Pool Fund
Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.
Effective January 1, 2012, the Plan adopted Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 amends Accounting Standards Codification (ASC) No. 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The ASU clarifies the application of certain existing fair value measurement requirements and requires additional fair value disclosures. Adoption of ASU No. 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

The following tables present the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy as of December 31, 2012 and 2011:

	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

The Sherwin-Williams Company common stock (a), (e)	$2,248,291,264	$2,248,291,264
The Sherwin-Williams Company preferred stock (b), (e)	210,773,150			$210,773,150
Mutual funds (c):
U.S. equities	302,398,142	302,398,142
International equities	51,823,095	51,823,095
Fixed income securities	131,521,885	131,521,885
Common/collective trust funds (d)	324,249,132		$324,249,132
Money market fund (a)	42,806,007	42,806,007
Interest-bearing cash (a)	18,198,453	18,198,453
	$3,330,061,128	$2,795,038,846	$324,249,132	$210,773,150

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

The Sherwin-Williams Company common stock (a), (e)	$1,473,752,449	$1,473,752,449
The Sherwin-Williams Company preferred stock (b), (e)	326,214,356			$326,214,356
Mutual funds (c):
U.S. equities	237,541,582	237,541,582
International equities	38,254,290	38,254,290
Fixed income securities	88,457,441	88,457,441
Common/collective trust funds (d)	236,566,894		$236,566,894
Money market fund (a)	27,400,708	27,400,708
Interest-bearing cash (a)	13,897,390	13,897,390
	$2,442,085,110	$1,879,303,860	$236,566,894	$326,214,356
(a) The fair value of the Sherwin-Williams Company common stock, Money market fund and Interest-bearing cash is based on quoted prices in active markets for identical securities.
(b) The fair value of the Sherwin-Williams Company preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms.
(c) The fair value of mutual funds is based on quoted redemption values on the last business day of the Plan year and is valued at the net asset value (NAV) of shares held by the Plan at year-end.
(d) The common/collective trust funds include the Fidelity Managed Income Portfolio II, the Pyramis Active Lifecycle Commingled Pool Funds, and the Strategic Allocation TOPSTM Portfolio Funds. The Fidelity Managed Income Portfolio II is carried at contract value, which is estimated by the Trustee and represents net contributions plus interest at the current market rate. The estimated contract value approximates fair value. The fund seeks to preserve the principal investment while earning a level of interest income that is consistent with principal preservation. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. The fair value of the Pyramis Active Lifecycle Commingled Pool Funds and the Strategic Allocation TOPSTM Portfolio Funds is calculated by the Trustee based on the NAV per unit as of the close of business of the New York Stock Exchange. Investments in the underlying funds are valued at their closing net asset value each business day. The Pyramis Active Lifecycle Commingled Pool Funds seek active return until each pool's targeted retirement date, and capital preservation thereafter. The pools employ a pool-of-pools approach by investing in a diversified portfolio of equity, fixed income and short-term products. The Strategic Allocation TOPSTM Portfolio Funds seek to provide income and growth of capital by investing in a diversified portfolio of U.S. and foreign stocks, real estate and corporate and government bonds. There are no unfunded commitments, significant redemption limitations or restrictions on the ability to sell the Fidelity Managed Income Portfolio II, the Pyramis Active Lifecycle Commingled Pool Funds, and the Strategic Allocation TOPSTM Funds.
(e) Represents 5% or more of the Plan's net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

The following table summarizes the changes in the fair value of the Plan's level 3 assets:

The Sherwin-Williams Company Preferred Stock

Balance at January 1, 2011	$411,654,875
Redemptions of The Sherwin-Williams Company preferred stock	(107,266,234)
Net unrealized gains	21,825,715
Balance at December 31, 2011	326,214,356
Redemptions of The Sherwin-Williams Company preferred stock	(120,466,866)
Net unrealized gains	5,025,660
Balance at December 31, 2012	$210,773,150
As indicated in the notes to the previous table, the fair value of the Sherwin-Williams Company preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms. The inputs to the formula are the common stock current market price of the Company, the unpaid loan balance at the balance sheet date, and other fixed factors. The only variable input is the Company's common stock current market price, which is determined based on quoted prices in active markets, while the unpaid loan balance is a fixed input (subject to repayments). The Sherwin-Williams Company preferred stock is classified as level 3 within the fair value hierarchy because the preferred shares themselves are not traded in an active market and there are other unobservable fixed factors within the redemption model.
Participant loans are valued at their unpaid principal balance plus accrued interest.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.
NOTE 2 - DESCRIPTION OF THE PLAN
The Plan is a defined contribution plan. Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is a full-time or part-time employee of the Company or a subsidiary of the Company which has adopted the Plan; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.
Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Eligible employees can contribute up to 20% of their salaries subject to limitations imposed by law. Prior to July 1, 2009, the Company made matching contributions of 100% on the first 6% of eligible employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Effective July 1, 2009, the Plan was amended to change the Company match to 100% on the first 3% of each eligible employee's contributions and 50% on the next 2% of eligible contributions. Effective July 1, 2011, the Plan was amended to reinstate the Company match to 100% on the first 6% of eligible employee contributions. Eligible employees are 100% vested in Company contributions. Participants may diversify both future and prior Company matching contributions previously allocated to the Company Stock Fund into

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

Diversified Investments. In the absence of timely direction, Company matching contributions are directed to the Company Stock Fund.
Eligible employees hired by the Company are automatically enrolled in the Plan and, in the absence of timely direction, their contributions are directed to an appropriate Pyramis Active Lifecycle Pool Fund. Employee contributions are established at 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 7%. Effective July 1, 2012, the Plan was amended to increase the maximum automatic employee contribution level to 8%.
Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Investments.
The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Notes receivable from participants are treated as a transfer between the other investment funds and the Notes receivable from participants activity fund. Terms range from one to five years or up to ten years for the purchase of a primary residence. The Notes receivable from participants are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.
Investments in the Company Stock Fund and investments in Diversified Investments are participant directed. In the absence of timely direction, employee and Company contributions are directed as described above.
Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.
Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible contribution account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.
The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note 6). The Series 2 Preferred stock and the note payable to the Company are held by GreatBanc Trust Company. The Series 2 Preferred stock is held in an unallocated account. As the value of compensation expense related to contributions to the Plan is earned, the Company has the option of funding the Plan by redeeming a portion of the Series 2 Preferred stock or with cash. Contributions are credited to participant accounts at the time of funding. The Series 2 Preferred stock is redeemable for cash or convertible into common stock of the Company, or any combination thereof, at the option of the Plan based on the relative fair value of the Series 2 Preferred stock and common stock at the time of conversion. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock held in the Plan generally vote together as one class. The Series 2 Preferred stock is pledged as collateral on the note payable to the Company. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 59,187 and 56,480 shares of Series 2 Preferred stock for cash in 2012 and 2011, respectively. The Plan held 101,086 and 160,273 shares of Series 2 Preferred stock at December 31, 2012 and 2011, respectively.
Eligible employees may elect to have dividends on their investment in Company stock that is released from the suspense account either paid in cash or reinvested in the Company stock fund. If an active election to receive dividends in cash is not made, the dividends will be used to purchase additional units of the Company stock fund. During such a time when the Plan is leveraged under the employee stock ownership plan (ESOP) loan provisions of the Internal Revenue Code and Treasury Regulations and the Company has made a contribution to repay the ESOP debt underlying the leveraging, eligible employees may elect to receive a dividend equal to the total of their next pre-tax contribution and company matching contribution. The election can only be made once per calendar year for a single pay period.
Further information about the Plan is contained in the Plan's Summary Plan Description (SPD). Copies of this SPD are available from the Administration Committee of the Company.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE 3 - SUBSEQUENT EVENT - DEPARTMENT OF LABOR SETTLEMENT
On February 20, 2013, the Company reached a settlement with the Department of Labor (DOL) of the previously disclosed investigation of transactions related to the Plan that were implemented on August 1, 2006 and August 27, 2003. The DOL sought compensatory and equitable remedies, including monetary damages to the Plan for alleged losses to the Plan relating to third-party valuation of the Company's convertible serial preferred stock. The Company believes that the DOL's claims are subject to meritorious defenses, however, the Company's management and Board of Directors have decided that it would be in the best interest of the Company and its shareholders to avoid potentially costly litigation and enter into this settlement to resolve these claims.
In March 2013 the Company resolved all ESOP related claims with the DOL by making a one-time payment of $80,000,000 to the Plan. In accordance with U.S. GAAP, the settlement is not recognized in the 2012 financial statements since it occurred after the balance sheet date.
NOTE 4 - INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 5, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On January 28, 2011, a request was made of the IRS to review plan amendments and to issue a current determination as to the Plan's qualification. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.
NOTE 5 - PRIORITIES ON TERMINATION OF THE PLAN
The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST
Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds. Fees relating to participant loan activity and qualified domestic relations orders are borne by the eligible employees. All other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by the Trustee and, therefore, qualify as party-in-interest transactions.
NOTE 7 - NOTE PAYABLE TO THE COMPANY
As discussed in Note 2, the Plan issued a $500,000,000 note due August 1, 2016 to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 5.5% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. For the year ended December 31, 2012, principal on the note was reduced by $59,186,518 as a result of Plan contributions for the year. Principal on the note was reduced in 2011 by $56,479,984 as a result of Plan contributions for the year.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
EIN: 34-0526850
PLAN NUMBER: 001

ASSET DESCRIPTION		COST	CURRENT VALUE

Common Stock:

*, #	The Sherwin-Williams Company	$696,072,372	$2,248,291,264

Preferred Stock (unallocated):

*, #	The Sherwin-Williams Company	101,086,244	210,773,150

Mutual Funds:

*	Fidelity Contrafund® - Class K	68,927,677	88,098,602
	Vanguard FTSE AW Index Fund Institutional Shares	47,439,370	45,488,270
	Vanguard Total Bond Market Index Fund Institutional Shares	37,001,263	37,901,140
	Lord Abbett Small-Cap Value Fund Y	33,286,379	37,675,318
*	Fidelity Mid-Cap Stock Fund - Class K	26,577,291	35,800,436
*	Fidelity Low-Priced Stock Fund - Class K	27,440,993	33,812,688
*	Fidelity Institutional Short-Intermediate Government Fund	32,241,889	32,921,131
	Vanguard Institutional Index Fund - Institutional Shares	20,245,263	25,680,836
	RidgeWorth Large Cap Value Equity Fund	21,056,674	25,243,746
	Pimco Low Duration Fund (Institutional Class)	24,130,097	24,354,111
	Mutual Shares - Class Z	20,248,445	20,607,263
	Vanguard Inflation-Protected Securities Fund Institutional Shares	20,334,123	20,358,132
*	Fidelity Puritan® Fund - Class K	13,225,315	16,121,824
	Vanguard Wellesley Income Fund - Admiral Shares	15,255,169	15,987,371
	Vanguard Wellington Fund - Admiral Shares	11,251,013	11,817,158
	Victory Institutional Diversified Stock Fund	7,092,134	7,540,271
	Pimco All Asset Fund (Institutional Class)	6,271,599	6,334,825

Common / Collective Trust Funds:

*	Pyramis Active Lifecycle 2030 Commingled Pool Fund	39,728,571	41,766,633
*	Pyramis Active Lifecycle 2020 Commingled Pool Fund	37,362,461	38,935,744
*	Fidelity Managed Income Portfolio II (1)	33,383,880	33,383,880
*	Pyramis Active Lifecycle 2040 Commingled Pool Fund	31,515,168	33,182,035
*	Pyramis Active Lifecycle 2025 Commingled Pool Fund	29,125,381	30,549,226
*	Pyramis Active Lifecycle 2015 Commingled Pool Fund	28,737,440	29,998,129
*	Pyramis Active Lifecycle 2035 Commingled Pool Fund	27,803,164	29,216,196
*	Pyramis Active Lifecycle 2050 Commingled Pool Fund	24,001,087	25,266,361
*	Pyramis Active Lifecycle 2045 Commingled Pool Fund	22,923,601	24,122,722
*	Pyramis Active Lifecycle 2010 Commingled Pool Fund	14,927,728	15,581,126
*	Pyramis Active Lifecycle 2055 Commingled Pool Fund	5,721,585	6,011,437
*	Pyramis Active Lifecycle 2005 Commingled Pool Fund	3,099,691	3,201,311
	Strategic Allocation TOPS™ Capital Preservation Portfolio	2,908,272	3,125,625
	Strategic Allocation TOPS™ Aggressive Growth Portfolio	2,365,215	2,627,494
*	Pyramis Active Lifecycle 2000 Commingled Pool Fund	2,085,004	2,147,969
	Strategic Allocation TOPS™ Balanced Portfolio	1,825,477	1,935,565
	Strategic Allocation TOPS™ Income and Growth Portfolio	1,061,720	1,139,873
	Strategic Allocation TOPS™ Moderate Growth Portfolio	1,009,600	1,094,923
	Strategic Allocation TOPS™ Growth Portfolio	848,753	962,883

Other:

*	Fidelity Retirement Government Money Market Portfolio	42,806,007	42,806,007
	Interest-Bearing Cash		18,198,453
*	Notes Receivable from Participants, with interest rates ranges of 4.3% to 10.5%		58,417,090
		$1,582,423,115	$3,388,478,218

*	Represents a Party-in-Interest.

#	Represents 5% or more of fair value of net assets available for benefits.

(1)
The Fidelity Managed Income Portfolio II is valued at cost, which approximates fair value. The fair value of participation units is pooled in separate accounts estimated by the Trustee based on quoted redemption value on the last business day of the year. The investment contracts are valued at contract value as estimated by the Trustee. Contract value represents net contributions plus interest at the current market rate. Any calculations to determine fair value would not have a material effect on the Plan's financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

/s/ D.S. Mansfield

D.S. Mansfield, V.P. - Employee Benefits

June 13, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found

23	Consent of Independent Registered Public Accounting Firm	16